CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

December 20, 2010

David L. Orlic

Special Counsel Office Mergers & Acquisitions

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc. Amendment No. 1 to Schedule TO

Filed December 16, 2010

File Number: 005-51647

Dear Mr. Orlic:

We are responding to the Staff’s letter dated December 19, 2010 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Schedule TO. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

General

1.	We note your response to prior comment 2. Please address the applicability of Rule 13e-3 to the warrants, rather than the common stock. Relevant considerations would include the number of record holders of the warrants, whether the warrants are listed on a national securities exchange, and whether the warrants were issued in a transaction registered under the Securities Act of 1933, such that a reporting obligation under Section 15(d) of that Act exists with respect thereto.

The warrants have never been listed on a national securities exchange. The warrants were issued in private placement transactions to a limited number of accredited investors. The warrants have never been registered under the Securities Act of 1933.

2.	We note your response to prior comment 3. Please advise us as to how the warrants that have -unlimited “down round” price protection may be treated differently for other purposes, including any different tax or accounting treatment.

On the dates that we issued the warrants, we issued warrants with no down round protection, with limited down round protection and with unlimited down round protection. The warrants with unlimited down round price protection have different accounting treatment than the other warrants that were issued on the same date.

The warrants that we issued without down round price protection are accounted for as equity.

The warrants that we issued with limited down round protection had purchase price protection, subject to a floor of $0.90. Because of our subsequent equity offerings at less than $0.90, the exercise price on those warrants has reset to the floor of $0.90 and those warrants no longer have any down round protection. Those warrants are accounted for as equity.

The warrants that we issued with unlimited down round protection are still subject to a potential reset in exercise price, if we issue equity securities at a price less than the current conversion price of $0.50 per share. Those warrants are treated as a derivative liability for accounting purposes. Our offer is being made for all of our outstanding warrants that are treated as a liability for accounting purposes.

We are not aware of any difference in tax treatment between the warrants.

Withdrawal rights and change of election, page 10

3.	We note your response to prior comment 6. The date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii) appears to be January 28, 2011, rather than January 31, 2011. See Item 1004(a)(1)(vi) of Regulation M-A. Please advise, or revise your disclosure.

We respectfully submit that taking into account the Martin Luther King Holiday, the correct withdrawal date for the offer is January 31, 2011.

*  *  *  *  *  *  *  *  *  *

We hope that the foregoing adequately addresses each the Staff’s comments and concerns. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by

•	the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments letter. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Dennis M. Mulroy
Dennis M. Mulroy
Chief Financial Officer

cc:   James A. Mercer, III, Esq.